# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Instil Bio, Inc., CIK 0001789769
CUSIP: 45783C101
Title of class of securities: Common Stock, $0.000001 par value per share
Address of issuer's principal executive offices: 3963 Maple Avenue, Suite 350, Dallas, Texas (TX), 75219
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001373604-24-000012
Filed by CIK 0001373604

## Reporting persons
- BML Investment Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 400,000; sole dispositive power 0; shared dispositive power 400,000; aggregate amount beneficially owned 400,000 (6.1% of the class)
- Leonard Braden Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 40,000; shared voting power 400,000; sole dispositive power 40,000; shared dispositive power 400,000; aggregate amount beneficially owned 440,000 (6.7% of the class)

## Item 1. Issuer
Name of issuer: Instil Bio, Inc.
Address of issuer's principal executive offices: 3963 Maple Avenue, Suite 350, Dallas, Texas, 75219

## Item 2. Person Filing
Name of person filing: BML Investmetn Partners, L.P>
Address of principal business office or, if none, residence: 65 E Cedar - Suite 2
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 440000
Percent of class: 6.74
Sole power to vote or to direct the vote: 40000
Shared power to vote or to direct the vote: 400000
Sole power to dispose or to direct the disposition: 40000
Shared power to dispose or to direct the disposition: 440000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BML Investment Partners, L.P.: Braden M Leonard, BML Capital Management, LLC its General Partner By: Braden M Leonard, its Managing Member (02/13/2025)
- Leonard Braden Michael: Braden M Leonard, Leonard Braden Michael (02/13/2025)